EXHIBIT III

INTRODUCTION TO THE FINANCIAL STATEMENTS

The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements for the financial years 2002, 2003 and 2004 have been examined by the Bank’s auditors from Ernst & Young in Helsinki and Stockholm, who were appointed by the Control Committee of the Bank. See Exhibit IV, “Description of the Registrant – Nordic Investment Bank – Governance”. The audit has been conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that the auditors plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

The accounting principles applied in NIB's financial statements differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences may be related to e.g. recognition, measurement, lack of requirements or guidance.

NIB implemented IAS 39 for the first time in its accounts for 2001. IAS 39, which covers most of the transaction types in NIB's business activities, is rather similar to FAS 133.

Retrospective application of IAS 39 is not permitted, and therefore every part of NIB's accounts for 2001 and thereafter can necessarily not be compared with the accounts of years past. However, differences, which would result in significantly different results under the IFRS and U.S. GAAP have not been identified.

The Control Committee has for the financial years 2002 , 2003 and 2004 appointed as independent joint auditors for NIB Mr. Kristian Hallbäck, Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Torbjörn Hanson, Authorized Public Accountant at Ernst & Young, Stockholm, who were both appointed on February 12, 1999 for the first time. For the financial year 2005 the Control Committee has appointed Mr. Per-Olof Johansson, Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Erik Mamelund, Authorized Public Accountant at Ernst & Young, Oslo, as independent joint auditors for NIB.

CERTIFICATE OF AUDITORS

The Control Committee of Nordic Investment Bank (the “Bank”) has been established in accordance with the Bank’s statutes. We are independent authorised public accountants with respect to the Bank and we were appointed by the Control Committee to audit the financial statements of the Bank for the financial years, 2002, 2003 and 2004 and report our findings to the Control Committee in order to assist the Control Committee in the execution of its duties.

We have audited the balance sheet of the Nordic Investment Bank at December 31, 2003 and 2004, and the related statements of income and cash flows for the two years ended December 31, 2004, as presented in the “Financial Statements for the Fiscal Year 2004”, exhibit III of the Form 18-K filing to the Securities and Exchange Commission.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In our opinion, the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Helsinki, February 3, 2006	Stockholm, February 3, 2006

Kristian Hallbäck	Torbjörn Hanson

Ernst & Young, Helsinki, Finland	Authorized Public Accountant Ernst & Young, Stockholm, Sweden

NORDIC INVESTMENT BANK

Profit and Loss Account January 1 – December 31, 2004 (in thousands of euro)

	2002	2003	2004
	EURO	EURO	EURO

Interest income	528,496	469,341	447,527
Interest expense	–378,775	–313,912	–284,364

NET INTEREST INCOME(1) (2)	149,721	155,429	163,163

Fee and commission income(3)	5,621	4,876	7,998
Fee and commission expense	–1,204	–1,470	–1,157
Net profit on financial operations(4)	13,003	14,569	22,788
Foreign exchange profit/loss	–44	–23	87

OPERATING INCOME	167,098	173,381	192,879

EXPENSES
General administrative expenses(5)	19,693	19,753	21,395
Depreciation(10)	2,300	2,600	2,880
Provision for possible losses and loans, reversals (–)(6)(8)	3,475	–307	–3,764

TOTAL EXPENSES	25,468	22,047	20,512

PROFIT FOR THE YEAR	141,631	151,334	172,367

(1)-(6), (8) and (10) above refer to the corresponding Notes to the Financial Statements included as Exhibit III to this Report on Form 18-K.

REPORT OF THE BOARD OF DIRECTORS 2004

The year 2004 was an eventful and positive year for NIB. A new agreement on the Bank was signed and ratified effecting the membership of Estonia, Latvia and Lithuania in the Bank. The financial results for the year were the best in the Bank’s history. New lending maintained a fairly strong level despite sluggish investment demand.

Important strategic questions on the agenda of the Board of Directors in 2004 were preparations for the Baltic countries’ membership in NIB and the implementation of a new framework for the Bank’s Project Investment Loan facility for international lending. The Board has also followed closely the activities of the Northern Dimension Environmental Partnership (NDEP), in which NIB is an active partner. The Bank continued to reinforce its activities in Northwest Russia within the NDEP.

During the year, the Bank’s Financial Policies and Guidelines as well as Guidelines for Lending were updated and approved by the Board. During the year, the Bank continued developing its risk management systems and new methods for portfolio credit risk management.

During 2004, the Board approved the Bank’s revised Staff Regulations and Rules. The Board approved a revised resolution on counter-corruption measures, according to which a counter-corruption committee will be established in the Bank.

NEW MEMBER COUNTRIES

Membership in NIB was broadened in the beginning of 2005, when the three Baltic countries became full members of the Bank. On 11 February 2004, representatives of the Nordic and Baltic countries’ governments signed the new Agreement on NIB. The Agreement was ratified by all eight countries during 2004. Accordingly, Estonia, Latvia and Lithuania became members of NIB on 1 January 2005 on an equal footing with NIB’s original five members: Denmark, Finland, Iceland, Norway and Sweden.

Together with the new Agreement, revised Statutes for the Bank came into force on 1 January 2005. The membership of the Baltic countries in NIB is an important milestone in the Bank’s history.

The Board took an active part in the preparations for Baltic membership in NIB. A group of senior officials representing the Bank’s eight member countries oversaw the process. An internal working group was established to ensure the successful integration of the three new member countries in the Bank’s activities.

PIL FACILITY FOR INTERNATIONAL LENDING

NIB can provide loans and guarantees for projects outside the member countries under a special loan facility called the Project Investment Loan facility, PIL, with special guarantees from the Bank’s owners. On 1 July 2004, the Bank’s PIL facility was increased from EUR 3,300 million to EUR 4,000 million. New guidelines for the PIL guarantees also became effective on that date. The ceiling of the owners’ PIL guarantees remains at EUR 1,800 million. The increase provides greater scope for the Bank to grant loans to countries that are not members of NIB, including new members of the European Union. In connection with the increase of the PIL facility, the Bank itself assumed responsibility for any PIL loan losses that might be incurred up to the amount set aside in the Special Credit Risk Fund for PIL. In order to cover such risks, allocations to this fund were substantially increased.

NEW PRESIDENT AND CEO

In September, after a thorough recruitment process, the Bank’s Board of Directors appointed Johnny Åkerholm the Bank’s new President and Chief Executive Officer. He takes up his position on 1 April 2005. He succeeds Jón Sigurðsson, who has been NIB’s President and CEO since April 1994.

SUMMARY OF THE YEAR

NIB’s operations developed well during 2004. The financial results for the year were better than for any previous year in the Bank’s history. New lending was maintained at a fairly high level in spite of weak industrial investment demand. The level of new loan agreements in the Bank’s Nordic and international lending was approximately the same as in 2003. The level of disbursements, on the other hand, fell from the previous year, which was a record year for loan disbursements.

The recovery in the international economy was more pronounced during 2004 than in 2003. In Europe, however, the recovery was more sluggish. The Nordic countries could nevertheless gain from the international upturn. Economic growth in the Nordic countries is estimated to have been just over 3% during 2004. This growth was primarily driven by increased consumption but also by export growth. The propensity to invest began slowly to increase in the course of the year, and the volume of investments grew on average in the Nordic area by about 3.8% in 2004. Industrial investment in the Nordic countries increased by 3.6%, following a decrease of 2.8% in 2003.

NIB’s profit for 2004 rose to EUR 172 million, an increase of EUR 21 million (+13.9%) compared with 2003. Most of this improvement was due to higher net interest income, returns from the trading portfolio and its fair value adjustments. Net interest income rose to EUR 163 million, an increase of 5.0% compared with 2003. Core Earnings of EUR 147 million, i.e., profit before provisions for possible loan losses and the adjustments to hedge accounting and fair value adjustments to the trading portfolio, were EUR 7 million above Core Earnings of 2003.

Disbursements of new loans reached EUR 1,348 million in 2004 and new loan agreements amounted to EUR 1,657 million in 2004, a decrease on the previous year. The value of loans agreed, but not yet disbursed amounted to EUR 1,147 million (2003: 978 million). NIB’s loans outstanding totalled EUR 10,279 million (10,522), representing a decrease of 2.3%. Adjusted for exchange rate changes the stock remained unchanged. The development was due to lower levels of disbursements, higher amounts of prepayments of loans and the weakening of the USD exchange rate.

During the period under review, specific provisions for possible loan losses were recognised in the Profit and Loss Account with a sum of only EUR 0.7 million. Reversals of previous years’ recognised specific provisions totalled EUR 4.5 million. A total of EUR 1 million has been deducted from the Bank’s loans outstanding for provisions for possible loan losses. The quality of the Bank’s portfolios, taken as a whole, continues to be very high.

The volume of new borrowing amounted to EUR 1,808 million (3,258). This included the Bank’s third global USD 1 billion five-year benchmark issue, which was successfully completed in March. Callable bonds from earlier issues that were not called, in the amount of EUR 676 million, can be added to the new borrowing. Thus total funding amounted to EUR 2,484 million. Borrowing outstanding amounted to EUR 12,355 million at the end of 2004 (13,087), reflecting a decrease of EUR 732 million compared with 2003.

Profit as a proportion of average equity rose from 9.5% to 10.1% . The solvency ratio rose from 9.9% to 10.9% .

At year-end, total assets amounted to EUR 16.4 billion (16.7) . Net liquidity amounted to EUR 2,876 million (2,744). The Board proposes that EUR 55.0 million (41.3) be paid as dividends to the Bank’s owners, the Nordic countries, for the year 2004.

LENDING

Nordic countries

Lending in the Nordic countries maintained nearly the same level as last year, despite the prevailing weak economic conditions and low investment activity. In particular in the energy and environmental sectors, NIB added value for its clients by offering long-term financing for large, long-term investments, in line with its role as a provider of complementary financing.

Disbursements of new loans in 2004 amounted to EUR 1,033 million (1,277). The stock of Nordic loans agreed, not yet disbursed, increased by EUR 66 million. Although the number of disbursements decreased, there was an increase in the average amount disbursed per loan compared to previous years. Reflecting the relatively good liquidity among the Bank’s customers, the amounts received as repayments and prepayments have exceeded the amounts disbursed during the period. In addition, there has also been a decline in extensions of maturing loans. As a result of these factors, the growth of the lending was lower than anticipated and the total volume decreased by EUR 159 million since year-end 2003.

The Nordic loans outstanding amounted to EUR 8,192 million (8,350) at year-end. NIB entered into new loan agreements amounting to EUR 1,118 million (1,302). Exchange rate fluctuations caused a decrease of EUR 72 million in loans outstanding.

For the fourth year in a row, there was a significant amount of financing of energy-related investments having a positive effect on the environment. The energy sector accounted for 25% (31) of Nordic lending. The Bank made loan disbursements to energy investments in all five Nordic countries.

The manufacturing industry continues to be the most important sector in the Bank’s Nordic lending, with a share of 33% (42) of new lending. In the manufacturing sector, disbursements to the food and beverage industries were the most important, followed by metal manufacturing. New lending to financial intermediaries for onlending to small and medium-sized companies amounted to 8% (9) of disbursements.

Of the total amount of loans disbursed, 40% (24) involved the financing of infrastructure projects. About 28% (25) of the lending went to cross-border investments, in particular with Swedish companies as investors. Environmental investments accounted for 16% (18) of disbursements, and investments in research and development for 14% (12).

As in previous years, the euro was the currency most frequently used for lending purposes, followed by the Swedish krona and Danish krone.

Lending in the Baltic countries

Lending activities in the Baltic countries focused particularly on environmental and infrastructure investments. NIB has many projects pending in the pipeline for the region. The Bank’s total lending commitment in the Baltic countries amounted at year-end to EUR 610 million. During 2004, NIB entered into a loan agreement for the development of several port facilities in Estonia. Two loan programmes for the promotion of women’s entrepreneurship in Latvia were agreed. NIB has allocated resources with a view to supporting environmental improvement investments in small and medium-sized cities and municipalities in all three Baltic countries.

In Lithuania, the Bank has continued to finance an energy efficiency programme in cooperation with the Lithuanian Central Project Management Agency. The programme is aimed at improving energy efficiency in schools, hospitals and public institutions. This agency has been appointed by the Lithuanian government as the focal point for the distribution of international (EU and EFTA) support for the new EU member states.

The national Baltic environmental financiers, which NIB and the Nordic countries have actively supported for several years, and which act as intermediaries for loans within the environmental area, have continued their work for the environment around the Baltic Sea. Thirteen environmental projects in Estonia have received NIB financing during the period. In addition to environmental and infrastructure investments, the Bank’s activities in the region are also focused on the financing of small and medium-sized enterprises and women’s entrepreneurship. This lending takes place within various programmes for lending to financial intermediaries.

International lending

Demand for the Bank’s international loans was somewhat weaker during 2004 than in 2003. The Board of Directors approved a total of 35 new loans (35), amounting to EUR 676 million (741): EUR 335 million to 20 individual projects and EUR 340 million to 15 loan programmes in cooperation with financial and other intermediaries.

The Bank entered into new agreements for a total of 30 loans corresponding to EUR 539 million (557) during the year. Loan disbursements for the period declined to EUR 315 million, compared with EUR 564 million during 2003. Due to a lower amount disbursed, many prepayments and the weak US dollar rate, the total in loans outstanding declined during the year and ended at EUR 2,087 million (2,172) for 2004. Loans agreed but not yet disbursed amounted to EUR 868 million (764) at year-end.

At present, the Bank has loans outstanding in 30 countries outside the Nordic region. The Bank’s cooperation with these countries is on a long-term basis, and is based on framework agreements most often made with the countries’ governments. These agreements usually make it possible for NIB to participate in the financing of projects within both the public and the private sectors. The geographic distribution of loans outstanding in NIB’s lending outside the Nordic countries at year-end was as follows: Central and Eastern Europe 33% (of which the Baltic countries make up more than half), Asia 31%, Latin America 19%, and the Middle East and Africa 17%. Loans outside the Nordic region are usually granted to governments or with government guarantees for important public projects. The share of loans for projects in the private sector—usually for privatised infrastructure, such as telecommunications or energy—has been increasing in recent years.

The Bank continues to increase its cooperation with financial intermediaries in most of the countries, with which it has framework agreements.

International lending continues to be dominated by loans to infrastructure investments, particularly within the energy, transportation and telecommunications sectors. Projects in the energy sector comprised 18% and transportation and communication comprised 20% of the disbursements in 2004. The share of disbursements to environmental projects and the health care sector also grew, amounting to 19% and 8% respectively.

ENVIRONMENTAL FINANCING

Financing environmental investments is one of the cornerstones of NIB’s lending operations. During the year, 26 new environmental loans totalling EUR 300 million were granted. Of the loans disbursed during the period, 17% comprised environmental loans. In the Nordic countries, NIB granted loans to several resource-based industry projects. The investments cover a wide range of energy efficiency, resource management and pollution-reduction projects. All these investments will result in cleaner, more resource-effective and cost-effective production. Environmental investments in the energy sector were significant during 2004. These projects include development of new thermal power areas, upgrading of existing hydropower stations for more efficient utilisation and expansion of renewable energy facilities.

NIB has participated in the financing of a number of environmental projects in the neighbouring areas of the Nordic countries, for which the construction work has already begun or is in the final phase. Environmental investments in the private sector include energy efficiency and cleaner production measures within the pulp and paper industry. The public sector investments are focused on the upgrading of the water supply and wastewater treatment, district heating systems and improved energy efficiency.

NIB has environmental loans outstanding in all regions where it has operations. In 2004, NIB disbursed environmental loans for projects in China, Vietnam, Colombia, Romania and Turkey. These loans are aimed at investments in environmental improvements in the pulp and paper industry and in district heating, as well as in the modernisation of transmission networks and water treatment.

Northern Dimension Environmental Partnership

An important part of NIB’s strategy is contributing to the reduction of environmental pollution in areas neighbouring the member countries. NIB therefore has a major programme for environmental projects in Northwest Russia and has taken on an active role in the Northern Dimension Environmental Partnership (NDEP). The purpose of the NDEP is to coordinate and streamline the financing of environmental projects with cross-border impacts in the Northern Dimension area. The NDEP’s working programme also comprises investments to tackle the environmental risks associated with radioactive waste on the Kola Peninsula. A facility of EUR 500 million has been defined for the initial measures to be taken in this critical area.

The NDEP consists of a steering group and a support fund. The support fund is intended for financing the NDEP projects in combination with long-term loans from international financial institutions as well as local funds. Activities are directed by the Steering Group, which prioritises projects and appoints a lead bank for each project. Permanent members of the Steering Group are the EBRD, the EIB, NIB, the World Bank, the European Commission and the Russian Federation.

In July 2004, NIB assumed the chairmanship of the Steering Group for the NDEP. Thirteen large environmental projects are either in the preparation or implementation stage within the partnership. NIB is responsible for preparing and coordinating seven of these projects.

The Southwest Wastewater Treatment Plant in St. Petersburg is the largest NIB-led project within the NDEP. The project is in an active implementation phase. The treatment plant, which has a total investment cost of approximately EUR 190 million, is expected to be completed in July 2005. The investment will radically reduce discharges of polluting sewage into the Gulf of Finland, and will improve water quality throughout the Baltic Sea. Since the year 2000, NIB has acted as lead bank for the financing of this project within a bank consortium, and has also coordinated the grant funds to the project. The other six NIB-led environmental projects in the public sector are currently at various stages of planning and implementation. They are located in Murmansk, Kaliningrad, St. Petersburg, Leningrad Oblast and Novgorod.

An important element in the effort aimed at decreasing environmental degradation in the member countries’ neighbouring areas is an environmental investment programme for the area around the Ladoga and Onega lakes. The lakes are sources for the Neva river, which flows into the Baltic Sea. The programme, which NIB launched within the NDEP at the end of 2003, is mainly geared toward large private companies within the paper, pulp, and metal industries in the area. The programme is designed to finance investments that increase productivity and at the same time contribute to considerable environmental improvement. The programme is expected to lead to a reduction in harmful emissions from industrial processes in the region and to positive environmental effects for the Baltic Sea. In 2004, loans were granted to several projects, e.g., within the pulp and paper industry.

COOPERATION WITH FINANCIAL INSTITUTIONS

NIB places great importance on its cooperation with commercial banks in and outside the member countries, as well as with international financial institutions, in order to create added value for its customers through supplementing other sources of finance with long-term loans. The cooperation with other financiers deepened in a number of areas during the year.

The Bank’s cooperation within the NDEP with the EBRD, the EIB, the World Bank Group, and the European Commission developed further during the year.

NIB has cooperation agreements with international and regional development banks, such as the Asian Development Bank, ADB; the African Development Bank, AfDB; the European Bank for Reconstruction and Development, EBRD; the Inter-American Development Bank, IDB; as well as the IBRD, IDA, and IFC within the World Bank Group.

NIB has close cooperation with the other financial institutions within the Nordic Finance Group (the Nordic Development Fund, NDF; the Nordic Environment Finance Corporation, NEFCO; and the Nordic Project Fund, Nopef). These three sister organisations of NIB have their offices in the Bank’s building in Helsinki.

Channelling parts of the Bank’s lending operations through financial intermediaries is an efficient way for NIB to participate in the financing of small and medium-sized enterprises’ investments.

NIB has agreements with 28 Nordic banks and financial institutions which act as intermediaries for lending to SMEs in the Nordic countries. NIB also cooperates across a broad spectrum with financial intermediaries in most of the countries with which it has cooperation agreements outside the member countries. The number of financial intermediaries outside the Nordic countries today is 29, often state-owned development banks or local commercial banks.

FINANCIAL ACTIVITIES

NIB borrowed EUR 1,808 million (3,258) on the capital markets in 2004 through 18 (82) transactions in eight (13) different currencies. In addition, call options in the amount of EUR 676 million on previously issued bonds were not exercised, thus bringing the total funding for the year to EUR 2,484 million. Borrowing outstanding amounted to EUR 12,355 million (13,087) at year-end.

During the year, NIB carried out its third global benchmark issue of USD 1 billion. The issue had a maturity of five years and was very well received in the market. The geographic distribution of the bonds was as follows: 52% were placed with investors in Asia, 22% with investors in North America, 12% with investors in Europe, and 14% with investors in the Middle East and Africa.

The US dollar was the Bank’s most important borrowing currency in 2004, with a share of 69% of NIB’s new borrowing. The Bank issued USD-denominated bonds corresponding to EUR 1,255 million, distributed over eight transactions.

Besides the eight US dollar transactions, NIB issued two transactions in Australian dollars, euro and Hong Kong dollars and one new transaction in each of the following currencies: pounds sterling, Canadian dollars, Japanese yen and Slovak koruny. NIB’s borrowing in these different currencies is then swapped with reliable counterparties into the currencies demanded by the Bank’s customers. Asian investors were the most important investor base for NIB, with 65% of the total funding. Funding from European investors comprised 18%, from North American investors 10%, while the rest came from the Middle East, Africa and the Nordic countries.

NIB invests an amount corresponding to the size of its equity in a fixed income portfolio denominated in the euro. The portfolio is divided into a held-to-maturity portfolio, consisting of securities which are anticipated to be held until maturity, and a marked-to-market portfolio, consisting of securities which can be bought and sold, based on the assessment of market developments. The marked-to-market portfolio accounted for 34% of the total portfolio at year-end.

The Bank’s net liquidity amounted to EUR 2,876 million at the end of 2004. Due to a lower than expected liquidity need throughout 2004, this amount was somewhat higher than the liquidity budget.

RISK MANAGEMENT AND INTERNAL AUDIT

The Bank’s risk management guidelines are characterised by a prudent attitude towards risk-taking. The Statutes, for example, call for adequate security for loans, as well as the avoidance of currency risks. An extensive system of limits and monitoring ensures the sound application of these general guidelines.

During 2004, NIB continued developing and improving its risk management methods, which combine a traditional system of management by limits and the use of benchmarks with a model-based follow-up of portfolio risks. These two different approaches complement each other and are used in the management of both market risk and credit risk.

The goal for the management of the Bank’s financial portfolio is to guarantee that NIB is prepared financially to carry out its operational tasks, and to maintain its status as an issuer in the market, simultaneously contributing to income generation by virtue of active asset management. The high quality of the Bank’s financial exposure has been maintained during the year.

In 2004, the Bank introduced a new system of portfolio credit risk management, whereby the need to allocate capital for covering the risks of possible loan losses is related to each specific, individual transaction. The new system, based on an economic capital approach, will contribute to a more efficient allocation of the Bank’s capital as required by the goals of the Bank’s owners. It will also facilitate the optimal allocation of the Bank’s capital as regards both the capital requirement of individual loans and the Bank’s various portfolios. The Bank pays special attention to further improving its existing systems and models.

The quality of the Bank’s portfolios, taken as a whole, continues to be very high. The portfolios are well balanced as regards both geographical and sectoral distribution, as well as the degree of concentration. At the end of the year, the quality of the Bank’s assets was generally as high as at the beginning of the year.

The Bank’s internal audit, which is a part of the internal control of the Bank, follows international professional standards established by the Institute of Internal Auditors.

ADMINISTRATION

At year-end, the number of employees was 147 (147). The staff training programmes continued to be implemented actively during the year, including language training in more than ten different languages. Most language courses were held in English. A staff seminar on the Baltic countries was a part of the Bank’s multifaceted preparations for the countries’ membership in NIB. At a staff seminar on risk management, the development of the Bank’s risk management and its risk rating process were discussed and the new portfolio credit risk management system was presented. To ensure the effective integration of the new member countries in the Bank’s activities, a review of the organisation of its lending operations was initiated.

The Bank continued a large-scale programme of upgrading its core IT capacities. The modernisation programme launched in 2002 is aimed at renewing the IT systems for commercial lending, treasury back-office and accounting.

RESULTS AND DIVIDEND POLICY

NIB has since 1994 prepared its Financial Statements in compliance with International Financial Reporting Standards, IFRS. The Bank shows a profit of EUR 172 million for 2004, compared with EUR 151 million in 2003. This represents an increase of 13.9% . Net interest income rose to EUR 163 million (155). Profits rose as a result of higher net interest income, increased returns and fair value adjustments in the trading portfolio. In 2004, profits from financial operations were EUR 22.8 million, an increase of EUR 8.2 million, which is partially due to a general decrease in the market interest rates. The provisions made for possible loan losses in 2004 and reversals of previous provisions had a positive net effect of EUR 3.8 million (0.3) on the Profit and Loss Account. New provisions for possible loan losses were recorded on a gross basis in the amount of EUR 0.7 million.

Profit as a proportion of average equity was 10.1% (9.5) . This can be compared with the last five years’ moving average for the five-year euro interest rate, which was 4.3% (4.5) . The corresponding annual average figure for 2004 was 3.5% (3.5) .

In its operations NIB aims at a profit that enables accumulation of reserves as well as a reasonable return on paid-in capital. The Bank’s dividend policy is to aim at a ratio of dividend to paid-in capital that over time reflects the return on the Bank’s equity as a whole. The aim is also to keep a stable rate of dividend payment—while respecting the need to build up adequate reserves in relation to the risk assumed in the Bank’s operations. The level of solvency should be kept in line with the Bank’s peer group among the IFIs, considering its portfolio composition. NIB regularly assesses its capital requirements on the basis of an actuarial portfolio credit risk management model. These are the considerations taken into account when deciding on the allocation of profits between reserves and dividends. NIB is the only IFI that pays dividends to its owners on a regular basis and has done so every year since 1994.

The Board of Directors has decided that the reserve level for the PIL portfolio should gradually be increased so that it would correspond, from the guarantors’ point of view, to a risk of Aaa/Aa quality. A transfer of EUR 50 million of profits for 2004 to the Credit Risk Fund for PIL will be made. After this allocation the size of this fund will approach the required level.

As of 31 December 2004, NIB’s equity, which consists of capital paid in by the owners plus accumulated reserves, amounted to EUR 1,781 million (1,650), corresponding to 10.9% (9.9) of total assets.

OUTLOOK

The human tragedy and devastation caused by the tsunami disaster that hit the countries on the rim of the Indian Ocean on Boxing Day seem to have had a limited macroeconomic impact even in the Asian countries most seriously affected. The financial markets were not significantly affected by the economic impact of the catastrophe.

The positive world economic climate that emerged in 2004 is expected to continue in 2005. Global economic activity has picked up with business investment in the industrial countries taking over from consumption and export as the main driver of growth. However, the investment growth cycle seems to have reached its top in North America and Asia, but the momentum for growth appears to be on its way to spread to Continental Europe. An average economic growth rate of 3% is expected for the Nordic countries in 2005, which is above the average for the euro zone. The economies of the three Baltic countries, NIB’s new members, are expected to grow at an average rate of approximately 6% in 2005. As confidence in the recovery is gaining strength in the corporate sector, industrial investment is expected to increase by 6% for the whole membership of NIB in 2005, with an expected increase of investments in the Baltic countries of more than 10%.

Consequently, demand for NIB’s long-term loans in the member countries can be expected to be stronger in 2005 than in the previous year.

As regards the prospects of the countries outside the membership region that are important for NIB’s lending activities, it is expected that their growth rate will be strong and significantly higher than for the EU countries as a whole. This ought to strengthen the demand for NIB’s international loans compared with 2004. Among the countries with good growth prospects for 2005 are the new member countries of the European Union. NIB will continue its lending operations in all these countries.

On the whole the prospects are good for a resumption of strong growth in NIB’s lending in 2005. Priority will continue to be given to the financing of environmental projects and infrastructure investment both within and outside the member countries. The membership of Estonia, Latvia and Lithuania in NIB will further sharpen the Bank’s focus on projects in these countries.

Preparations are underway for important projects within the NDEP with emphasis on Northwest Russia. The volume of NIB’s lending commitments for environmental projects in Northwest Russia will be approaching the EUR 300 million limit of the lending frame for the Bank’s environmental facility (MIL) for the neighbouring region during 2005.

An increase in lending can be expected in Asian countries in 2005, primarily in China and Vietnam. Latin America may also offer good prospects for lending in 2005.

The scope of international lending has been increased considerably with the increase in the PIL facility and the transfer of PIL loans in the Baltic countries to ordinary lending. This means that NIB is well equipped to expand its lending to projects in emerging markets in order to support the internationalisation of the member countries’ industry and business in line with the priorities of the Bank’s owners.

In order to fund its lending operations, NIB will continue its flexible, global borrowing strategy in 2005, through a combination of global benchmark issues of bonds and smaller issues targeting particular market niches in the global capital markets.

NIB will continue strengthening and further developing its financial and risk management methods with an economic capital approach to portfolio credit risk management, the foundation for which was laid in 2004.

The Bank’s operational results in terms of its core profits are expected to be at a similar level in 2005 as in 2004. Unavoidably, however, there is a certain degree of unpredictability with respect to the development of interest rates and exchange rates, which may affect the operational results.

With reference to the decision of the Nordic and Baltic Ministers of Finance and Economy in Stockholm on 31 October 2004, the Board of Directors proposes the following allocation of profits for the year 2004:

Proposal by the Board of Directors to the Nordic Council of Ministers

     The Board of Directors’ proposal for the allocation of profits for the year 2004 takes into consideration that the Bank’s operations are carried out with an objective to achieve a reasonable return on the Bank’s equity and a satisfactory dividend to the owners. The proposal will facilitate the continuing accumulation of the Bank’s equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank’s high creditworthiness.
The Board of Directors proposes to the Nordic Council of Ministers that the profit for 2004 of EUR 172,366,696.29 be allocated as follows:
•	That EUR 67,366,696.29 be transferred to the General Credit Risk Fund as a part of equity.
•	That EUR 50,000,000.00 be transferred to the statutory Credit Risk Fund for Project Investment Loans.
•	That no transfer be made to the Statutory Reserve. The Statutory Reserve amounts to EUR 644,982,835.99 or 16.1% of the Bank’s authorised capital stock.
•	That EUR 55,000,000.00 be available for distribution as dividends to the Bank’s owners in the year 2004.

     The Profit and Loss Account, Balance Sheet, Changes in Equity and Cash Flow Statement, as well as the Notes to the Financial Statement, are to be found on pages 46 through 67.

     The Board of Directors further proposes that the Nordic Council of Ministers, after appropriate decisions, hand over the annual report of the Board of Directors and the audited financial statements of the Bank for the year 2004 to the new Board of Governors and to the new Board of Directors.

Helsinki, 3 March 2005

Bolli Thór Bollason
Claes de Neergaard
Hans Denkov
Bo Göran Eriksson
Lars Kolte
Bo Marking
Thorsteinn Ólafsson
Kristina Sarjo
Arild Sundberg
Eli Telhaug
Jón Sigurðsson, President and CEO

NORDIC INVESTMENT BANK

PROFIT AND LOSS ACCOUNT 1 JANUARY - 31 DECEMBER

	Note	2004 1,000 EUR	2003 1,000 EUR

Interest income		447,527	469,341
Interest expense		–284,364	–313,912

Net Interest Income	(1), (2)	163,163	155,429

Commission income and fees received	(3)	7,998	4,876
Commission expense and fees paid		–1,157	–1,470
Net profit on financial operations	(4)	22,788	14,569
Foreign exchange gains and losses		87	–23

Operating Income		192,879	173,381

Expenses
General administrative expenses	(5)	21,395	19,753
Depreciation and write-down in value of tangible and intangible assets	(10)	2,880	2,600
Provision (-reversals) for possible loan losses	(6), (8)	–3,764	–307

Total Expenses		20,512	22,047

PROFIT FOR THE YEAR		172,367	151,334

The Nordic Investment Bank's accounts are kept in euro.

NORDIC INVESTMENT BANK

BALANCE SHEET AT 31 DECEMBER

		Note	2004	2003
			1,000 EUR	1,000 EUR

ASSETS		(1), (18), (19)
Cash and cash equivalents		(17), (20)	3,198,351	2,996,669
Financial placements		(7), (17)
Placements with credit institutions			89,730	124,364
Debt securities			1,251,341	1,254,377
Other			6,713	8,152

			1,347,784	1,386,893

Loans outstanding		(8), (17)	10,279,082	10,522,411
Intangible assets		(9)	5,928	2,570
Tangible assets		(9)	36,037	34,631
Other assets		(11), (17)
Derivatives			1,208,380	1,387,480
Other assets			3,227	5,083

			1,211,607	1,392,563

Accrued interest and fees receivable			283,856	330,519

Total assets			16,362,645	16,666,256

LIABILITIES AND EQUITY		(18), (19)

Liabilities
Amounts owed to credit institutions		(17)
Short-term amounts owed to credit institutions		(20)	322,378	252,373
Long-term amounts owed to credit institutions			94,467	114,364

			416,845	366,738

Debts evidenced by certificates		(12), (17)
Debt securities issued			12,132,371	12,822,379
Other debt			222,267	264,300

			12,354,638	13,086,679

Other liabilities		(13), (17)
Derivatives			1,565,235	1,266,571
Other liabilities			4,244	15,066

			1,569,479	1,281,638

Accrued interest and fees payable			241,116	281,592

Total liabilities			14,582,078	15,016,646

Equity
Authorised and subscribed capital	4,000,000
of which callable capital	–3,595,740

Paid–in capital	404,260	(14)	404,260	404,260
Reserve funds		(15)
Statutory Reserve			644,983	644,983
General Credit Risk Fund			357,000	337,000
Special Credit Risk Fund PIL			188,200	98,200
Fund, HIPC programme			4,300	4,300
Other value adjustments			9,457	9,532
Profit for the year			172,367	151,334

Total equity			1,780,567	1,649,610

Total liabilities and equity			16,362,645	16,666,256

Guarantee commitments		(8), (16)	25,000	28,572
Collateral and commitments		(16)

The Nordic Investment Bank's accounts are kept in euro.

NORDIC INVESTMENT BANK

CHANGES IN EQUITY
(Amounts in EUR million)

			General	Special
	Paid–in	Statutory	Credit Risk	Credit Risk	Fund. HIPC	Other value	Profit for
	capital	Reserve	Fund	Fund PIL	programme	adjustments	the year	Total

Equity at 31 December 2002	404.3	554.0	327.0	98.2	4.0	11.0	141.6	1,540.1
Appropriations between reserve funds		91.0	10.0		0.3		–101.3	0.0
Dividend payment							–40.3	–40.3
Available–for–sale portfolio						1.7		1.7
Hedge accounting						–3.1		–3.1
Profit for the year							151.3	151.3

EQUITY AT 31 DECEMBER 2003	404.3	645.0	337.0	98.2	4.3	9.5	151.3	1,649.6

Appropriations between reserve funds			20.0	90.0			–110.0	0.0
Dividend payment							–41.3	–41,3
Available–for–sale portfolio								0.0
Hedge accounting						–0.1		–0,1
Profit for the year							172.4	172,4

EQUITY AT 31 DECEMBER 2004	404.3	645.0	357.0	188.2	4.3	9.5	172.4	1,780.6

Proposed appropriation of the	2004	2003
year's profit
Appropriation to Statutory Reserve	–	–
Appropriations to credit risk reserve funds
General Credit Risk Fund	67.4	20.0
Special Credit Risk Fund PIL	50.0	90.0
Fund, HIPC programme	–	–
Appropriation to dividend payment	55.0	41.3
PROFIT FOR THE YEAR	172.4	151.3

The Nordic Investment Bank's are account in Euro.

NORDIC INVESTMENT BANK

CASH FLOW STATEMENT 1 JANUARY – 31 DECEMBER

	Note	2004	2003
		1,000 EUR	1,000 EUR

Cash flows from operating activities	(20)	177,841	152,211

Cash flows from investing activities
Lending
Disbursements of loans		–1,347,779	–1,842,064
Repayments of loans		1,408,072	749,739
Exchange rate adjustments		188,852	666,094
Placements and debt securities
Purchase of debt securities		–492,460	–606,556
Sales of debt securities		502,834	311,156
Placements with credit institutions		34,171	–28,127
Other financial placements		1,552	–549
Exchange rate adjustments etc.		–701	9,224
Other items
Change in other assets		826	46,565
Change in tangible and intangible assets		–7,644	–3,809

Investing activities, total		287,722	–698,328

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt		1,808,339	3,257,711
Redemptions		–1,764,676	–1,870,382
Exchange rate adjustments		–485,749	–1,322,162
Issuing charges		–1,525	–3,137
Other items
Placements from credit institutions		–19,898	14,025
Change in other liabilities		170,957	308,101
Dividend paid		–41,334	–40,300

Financing activities, total		–333,885	343,855

CHANGE IN NET LIQUIDITY	(20)	131,678	–202,262

Opening balance for net liquidity		2,744,295	2,946,558
Closing balance for net liquidity		2,875,973	2,744,295

The Nordic Investment Bank's accounts are kept in euro.

NOTES TO THE FINANCIAL STATEMENTS

General operating principles

The operations of the Nordic Investment Bank (hereinafter called the Bank or NIB) are governed by an agreement among the governments of Denmark, Finland, Iceland, Norway and Sweden (hereinafter called the member countries), and the Statutes adopted in conjunction with that agreement. The Agreement establishing the Bank dated 4 December 1975 was replaced by a new agreement that was signed on 23 October 1998 and entered into force on 18 July 1999. The new Agreement further strengthens the Bank's status as an international financial institution as well as its legal status.

In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international juridical person, with full legal capacity. The Agreement contains provisions concerning the Bank's immunity and the exemption of the Bank's assets and income from all taxation.

The purpose of the Bank is to grant loans and issue guarantees on sound banking terms and in accordance with socio-economic considerations for the implementation of investment projects of interest to its member countries and other countries that receive loans or guarantees from the Bank.

The headquarters of the Bank are located in Helsinki, Finland.

Significant accounting principles

BASIS FOR PREPARING THE FINANCIAL STATEMENTS

The Bank's Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Since 1 January 1999, the Bank's accounts are kept in euro. The Bank's Financial Statements are presented in millions or thousands of euro. With the exceptions noted below, they are based on historical cost.

ASSESSMENTS MADE IN PREPARING THE FINANCIAL STATEMENTS

As part of the process of preparing the Financial Statements, the Bank's management is required to make certain estimates and assumptions that have an effect on the Bank's profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the Bank's management. Actual outcome may deviate from the assessments thus made, and such deviations may at times be substantial compared to the Financial Statements.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a monthly basis to the euro, in accordance with the euro exchange rate at the end of each month.

Realised and unrealised exchange rate gains and losses are recognised in the Profit and Loss Account.

The Bank uses the official exchange rates published for the euro by the European Central Bank. See note 21.

CASH AND CASH EQUIVALENTS, NET LIQUIDITY

The item “Cash and cash equivalents” refers to monetary assets and placements with original maturities of 6 months or less, calculated from the date the acquisition and placements were made. The item also includes placements in liquid debt securities at floating interest rates, regardless of original maturity.

Net liquidity refers to the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This corresponds in substance to the Bank's operational net liquidity.

FINANCIAL PLACEMENTS

Items recognised as financial placements in the Balance Sheet include placements with credit institutions and in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on the purpose of the placements.

Financial assets held for trading are carried at fair value. Changes in fair value are recognised in the Profit and Loss Account. Held-to-maturity financial assets are carried at amortised cost. These financial assets are assessed on an ongoing basis for impairment.

Available-for-sale financial assets are measured at fair value. Unrealised value changes are recognised in “Equity” under the item “Other value adjustments” until the asset is sold or the unrealised loss is considered to be permanent. When the placement is sold or written down, the accumulated unrealised gain or loss is transferred to the year's profit or loss, and becomes part of “Net profit on financial operations”.

LENDING

The Bank may grant loans and provide guarantees under its Ordinary Lending or under various special lending facilities. The special lending facilities, which carry member country guarantees, consist of Project Investment Loans (PIL loans), Environmental Investment Loans (MIL loans) and Baltic Investment Loans (BIL loans).

Ordinary Lending includes loans and guarantees in and outside the member countries, as well as Regional Loans in the Nordic countries. In addition, loans in Estonia, Latvia and Lithuania were transferred from the PIL facility to Ordinary Lending as of November 2004. The Bank's Ordinary Lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 12,673 million following the appropriations of the year's profits in accordance with the Board of Directors' proposal.

Project Investment Loans are granted for financing creditworthy projects in the emerging markets of Asia, the Middle East, Central and Eastern Europe, as well as Latin America and Africa. PIL loans were also granted to the Baltic countries until the transfer to Ordinary Lending. The Bank's Statutes permit loans to be granted and guarantees to be issued under the PIL facility up to an amount corresponding to EUR 4,000 million. During 2003 the Nordic Council of Ministers approved an increase in the PIL facility from EUR 3,300 million to EUR 4,000 million, with no change in the EUR 1,800 million guarantee. The increase became effective on 1 July 2004. In connection with this increase, and with the same effective date, the Bank decided to adjust the guidelines for calling the member countries' guarantees. Under the adjusted guidelines, the Bank will assume 100% of any losses occurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only thereafter would the Bank be able to call the member countries' guarantees according to the following principle: the member countries guarantee 90% of each loan under the PIL facility up to a total amount of EUR 1,800 million. Payment under the member countries' guarantees takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.

The Bank is authorised to grant special Environmental Investment Loans (MIL) up to an amount of EUR 300 million, for the financing of environmental projects in the neighbouring areas to the member countries. The increase in the Bank's Environmental Investment Loan facility from EUR 100 million to EUR 300 million became effective on 1 January 2003. The Bank's member countries guarantee 100% of the MIL facility.

Until 31 December 1999 the Bank granted loans for investments in the Baltic countries within the EUR 60 million Baltic Investment Loan facility (BIL). The Nordic countries guarantee 100% of the BIL facility.

The Bank's lending transactions are recognised in the Balance Sheet at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds including transaction costs. Loans outstanding are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recognised in the Balance Sheet at fair value, with value changes recognised in the Profit and Loss Account.

PROVISIONS FOR LOAN LOSSES

Receivables are carried at their estimated recoverable amount. Loans are recognised in the Balance Sheet net of write-downs both for actual as well as possible loan losses. On the liabilities side, possible loan losses are recognised in respect of the guarantees NIB has issued. Actual and possible losses are taken as charges to the Profit and Loss Account, less amounts recovered. The net cost of any calls made under guarantees and other similar commitments issued by NIB is likewise recognised in the Profit and Loss Account.

Provisions for impairment are made based on individual assessment of the collectable amount for loans and guarantees. The assessment takes into account any costs of administration or realisation of the security.

In the event that payments in respect of an Ordinary Loan are more than 90 days overdue, all of the borrower's loans are deemed to be non-performing.

In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower's loans are deemed to be non-performing. Whenever payments in respect of a PIL loan that is not to a government or guaranteed by a government are more than 90 days overdue, all of the borrower's loans are deemed to be non-performing. Provisions for loan losses are then made in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank's own risk for this loan facility at any given point in time.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software, software licenses and ongoing investments in new IT systems. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between 3 and 10 years. The amortisations are made on a straight-line basis over the useful life of the assets.

TANGIBLE ASSETS

Tangible assets in the Balance Sheet include land, buildings, office equipment, and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. No depreciations are made for land. The Bank's office building in Helsinki is depreciated straight-line over a 40-year period. The Bank's other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually 3 to 5 years.

WRITE-DOWNS

The Bank's assets are reviewed annually for impairment. If there is any objective evidence of impairment, the possible impairment loss is determined based on the recoverable amount of the assets.

BORROWING

The Bank's borrowing transactions are recognised in the Balance Sheet at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at historical cost, which is the fair value of the funds transferred, less transaction costs. Borrowing outstanding is carried at amortised cost. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances the borrowing transaction is recognised in the Balance Sheet at fair value, with any changes in value recognised in the Profit and Loss Account.

DERIVATIVE INSTRUMENTS

The Bank's derivative instruments are recognised at fair value in the Balance Sheet as “Other assets” or “Other liabilities”.

During the time the Bank holds a derivative instrument, any changes in the fair value of such an instrument are recognised in the Profit and Loss Account, or directly in “Equity” as part of the item “Other value adjustments”, depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recognised in the Profit and Loss Account. The accounting treatment for derivative instruments that were acquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.

When hedging future cash flows, the change in fair value of the effective portion of the hedging instrument is recognised directly in “Equity” as part of the item “Other value adjustments” until the maturity of the instrument. At maturity, the amount accumulated in “Equity” is included in the Profit and Loss Account in the same period or periods during which the hedged item affects the Profit and Loss Account.

When hedging the fair value of a financial asset or liability, the derivative instrument's change in fair value is recognised in the Profit and Loss Account together with the hedged item's change in fair value in “Net profit on financial operations”.

Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing transaction that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are recognised at fair value with changes in fair value in the Profit and Loss Account.

The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change on the hedged item or the cash flows generated by the hedged item on the other hand, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is assessed continuously.

FAIR VALUE

The fair value of financial instruments, including derivative instruments that trade in a liquid market, is the bid or offered closing price at Balance Sheet date. Where there is no liquid market for a financial instrument, fair value is determined by discounting the estimated future cash flows at market rates that correspond to the remaining lifetime of the instrument. The Bank's structured borrowing transactions with embedded derivative instruments, and the hedging swap contracts, are measured at fair value by using valuation models.

EQUITY

The Bank's authorised and subscribed capital was EUR 4,000 million, of which the paid-in portion was EUR 404.3 million. Payment of the subscribed, non-paid-in portion of authorised capital, i.e., the callable capital, will take place at the request of the Bank's Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank's debt obligations.

Estonia, Latvia and Lithuania became members of the Bank on 1 January 2005; as of that date, the Bank's authorised capital increased to EUR 4,142 million. As a result, the paid-in portion will rise to EUR 418.6 million. The new member countries shall make their payments of the paid-in portion pursuant to an agreed schedule of payments in three annual instalments starting on 31 March 2005. In consequence of the membership enlargement, also the share of each member country in the authorised capital and in the guarantees for the PIL and MIL facilities changed as of 1 January 2005.

The Bank's reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as funds for credit risks: the General Credit Risk Fund, the Special Credit Risk Fund for PIL, and the Fund for the HIPC programme (Debt Initiative for Heavily Indebted Poor Countries).

The Bank's profits are transferred to the Statutory Reserve until it amounts to 10% of NIB's subscribed authorised capital. Thereafter, the Nordic Council of Ministers, after proposal of the Bank's Board of Directors, shall decide upon the allocation of the profits between the Statutory Reserve and dividends on the subscribed capital.

The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank's operations.

Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank's own risk in respect of loan losses on PIL loans.

In 2000, the Bank decided to participate in the HIPC programme initiated by the World Bank and the International Monetary Fund. NIB's participation in the programme concerns only one borrower country.

INTEREST

The Bank's net interest income includes accrued interest on loans as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees that are accrued over the transactions' lifetimes.

Borrowing costs are recognised as reductions of the borrowing in the Balance Sheet. They are amortised over the lifetime of the borrowing and included in “Net interest income” in the Profit and Loss Account.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed upon but not yet disbursed, and are accrued in the Profit and Loss Account over the commitment period.

Annually recurrent costs arising as a result of the Bank's borrowing, investment and payment transactions are recognised under the item “Commission expense and fees paid”.

FINANCIAL TRANSACTIONS

The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.

ADMINISTRATIVE EXPENSES

The Bank provides services to the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank's administrative expenses.

NIB receives a host country reimbursement from the Finnish Government equal to the tax withheld from the salaries of NIB's employees. This payment is shown in note 5 and reduces the Bank's administrative expenses.

LEASING AGREEMENTS

Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank's rental agreements are classified as operating leases.

EMPLOYEES' PENSIONS AND INSURANCE

The Bank is responsible for the pension coverage of its employees. In accordance with the Headquarters Agreement between the Bank and the Finnish Government and as part of its employee pension coverage, the Bank has adopted the Finnish State pension system. Contributions to this pension system, which are paid to the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Government determines the basis for the contributions, and the Finnish State Treasury establishes the actual percentage of the contributions.

NIB has also provided its employees with an additional pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan. The Bank's pension liability is completely covered.

In addition to the applicable local social security systems, NIB has taken out a comprehensive accident, life and health insurance policy for its employees in the form of a group insurance plan.

Risk management

The Bank applies conservative guidelines for its risk management. These guidelines call for continuous monitoring of NIB's risk exposure with regard to interest rate, foreign exchange rate, and counterparty risks. The Board of Directors establishes limits for these risks. The market risks are controlled with a combination of value-at-risk (VaR), duration, and gap analysis.

The Bank uses derivative instruments in the form of interest rate and currency swaps, forward contracts, futures, forward rate agreements, and options, in order to protect itself against market risks that may occur in the Bank's borrowing and lending operations. Through this hedging policy, the Bank strives to eliminate these market risks, usually on a back-to-back basis.

FOREIGN EXCHANGE RATE RISK

According to its Statutes, the Bank has to protect itself against foreign exchange rate risk to the extent practicable. Exchange rate risks can occur in the Bank's operations mainly because NIB's lending operations are funded in a currency other than the currency in which the loan is denominated. These exchange rate risks are minimised by hedging the exchange rate exposure inherent in the borrowing operations by means of swap contracts. Swap contracts, however, do not eliminate the exchange rate risk in the Bank's future interest margin income in foreign currencies. The risk primarily involves exchange rate changes between the euro and the US dollar. The effects of such changes are, however, limited.

INTEREST RATE RISK

The interest rate risk is the possible effect that changes in market interest rates can have on the value of interest-bearing assets and liabilities, and on the interest flow that is recognised in the Profit and Loss Account. The interest rate risk is dependent on the length of the interest rate fixing period, and on the maturity profile of assets relative to liabilities. Differences in the length of interest rate fixing periods can involve sensitivity to changes in interest rate levels (general interest rate risk). The differences in the maturity profile between assets and liabilities can lead to a refinancing or reinvestment risk, as changes may occur in interest rate margins of the assets or liabilities. The Bank has an established limit system to control general interest rate risk as well as refinancing and reinvestment risks. The system measures differences in interest rate fixing periods and in maturity profiles, and calculates their estimated effect on the Bank's net interest income.

The Bank invests an amount corresponding to its equity in interest-bearing securities with high credit ratings. Approximately one-third of the Bank's equity has been placed in a marked-to-market portfolio with a maximum duration of 5.5 years and a daily value-at-risk not exceeding 0.4% of the portfolio's value at a 95% confidence level. The remaining two thirds of the Bank's equity has been placed in a held-to-maturity portfolio that has a duration of between 3.0 and 5.5 years. Fluctuations in the value of the trading portfolio affect the Bank's profits. Fluctuations in interest rates also affect the net interest income in the held-to-maturity portfolio, since the interest and capital at maturity are reinvested.

CREDIT RISK

Credit risk is realised in the event the Bank's counterparties fail to fulfil their contractual obligations vis-à-vis the Bank. Credit risk is an integral part of banking operations, and exists in the Bank's various products such as loans, guarantees, derivative instruments, etc.

The Bank's credit risk is monitored by means of a common, unified risk classification system, in which the Bank's counterparties are divided into credit risk categories on a scale from 1 to 10. The Bank also has rules for credit risk concentrations with regard to individual counterparties, economic sectors, countries, etc.

Note 8 provides information regarding the geographical distribution of the Bank's loans and guarantees issued, as well as their distribution by type of security.

LIQUIDITY RISK

The Bank's policy is to have a level of liquidity that corresponds to its net liquidity requirements for the following 12 months. These funds are invested partially in the interbank market and partially in various kinds of floating interest rate debt securities. A small portion is invested in fixed-interest rate instruments. The average duration of the liquidity portfolio is restricted by the limit for interest rate risk.

OPERATIONAL RISK

NIB deals with legal risks and other risks through a system of internal controls, and by clear rules for the assignment of work and responsibilities among and within all the Bank's departments. The internal controls cover systems and procedures for monitoring transactions, positions and documentation with a clear segregation of duties between recording, risk management and transaction generating functions.

Internal audit

The internal audit is part of the Bank's internal control system. Important focal areas for the internal audit include the efficiency and reliability of the Bank's individual processes and systems, as well as compliance with the Bank's Statutes and other central directives and regulations. The internal audit is carried out in accordance with international standards for professional practice issued by the Institute of Internal Auditors. The internal audit annual activity plan is approved by the Board of Directors, and the audit reports are regularly submitted to the Board of Directors and to the Bank's Control Committee.

Segment information

Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item.

Reclassifications

Some minor reclassifications have been made. The comparative figures have been adjusted accordingly.

Revised IAS 39

NIB will adopt the revised International Accounting Standard 39 Financial Instruments: Recognition and Measurement (IAS 39), based on new and amended International Financial Reporting Standards (IFRSs). This revised standard replaces IAS 39 Financial Instruments: Recognition and Measurement (revised in 2000) and will be applied to annual periods beginning on or after 1 January 2005. The new standard is not expected to have a significant effect on the financial statements.

NOTES TO THE PROFIT AND LOSS ACCOUNT, BALANCE SHEET AND CASH FLOW STATEMENT

(1)	Segment information
(2)	Interest income and interest expense
(3)	Commission income and fees received
(4)	Net profit on financial operations
(5)	General administrative expenses
(6)	Possible loan losses and actual loan losses
(7)	Financial placements
(8)	Loans and guarantees outstanding
(9)	Intangible and tangible assets
(10)	Depreciations and write-downs
(11)	Other assets
(12)	Outstanding debts evidenced by certificates and swaps
(13)	Other liabilities
(14)	Authorised capital--paid-in capital
(15)	Statutory reserve and credit risk funds
(16)	Collateral and commitments
(17)	Fair value of financial instruments
(18)	Maturity profile
(19)	Average balance sheet
(20)	Cash flow statement
(21)	Exchange rates

(1)	SEGMENT INFORMATION

Primary reporting segment--business operations (Amounts in EUR 1,000)

In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. The lending operations consist of granting loans on commercial terms in and outside the member countries for projects of mutual interest for the member countries and the borrower country. Financial operations consist of the management of liquidity and placement of funds in financial investment portfolios.

	Lending	Liquidity	Placements in financial investment portfolios	Total	Lending	Liquidity	Placements in financial investment portfolios	Total

	2004	2004	2004	2004	2003	2003	2003	2003

Net interestincome	73,510	19,575	70,078	163,163	69,523	15,354	70,552	155,429

Commission income and fees received	4,329	3,669		7,998	4,753	123		4,876

Commission expense and fees paid	-5	-1,152		-1,157	-76	-1,394		-1,470

Net profit on financial operations	797	5,831	16,161	22,788	396	12,628	1,545	14,569

Foreign exchange losses		87		87		-23		-23

Administrative expenses, depreciations and write-downs	-20,657	-1,289	-2,329	-24,276	-19,274	-941	-2,139	-22,354

Provisions for possible loan losses	3,764			3,764	307			307

Profit for the year	61,737	26,720	83,910	172,367	55,629	25,747	69,958	151,334

Assets	10,345,947	4,236,131	1,780,567	16,362,645	10,588,906	4,427,740	1,649,610	16,666,256

Secondary reporting segment--geographical segment
(Amounts in EUR 1,000)

In the Nordic countries, the Bank participates in the financing of cross-border investments and projects in industry that involve several Nordic countries. The core of NIB's lending operations outside the Nordic countries consists of loans under the Bank's Project Investment Loan facility for projects in emerging markets. NIB also grants loans to projects in the OECD area and the Baltic countries.

The table below is based on the region where the borrowers reside. 1)

	2004 Net interest income	2003 Net interest income

Nordic loans
Denmark	5,590	4,880
Finland	15,484	14,233
Iceland	2,372	2,205
Norway	5,725	5,336
Sweden	21,370	19,678

Total, Nordic loans	50,540	46,332

	2004 Net interest income	2003 Net interest income

International loans
Africa	2,188	2,049

Asia	6,804	7,518
Baltic countries	3,309	2,609
Central and Eastern Europe	4,056	3,879
Latin America	5,235	5,217
Middle East	1,378	1,442
Western Europe	—	477
Total, international loans	22,970	23,191

Total, net interest income from lending	73,510	69,523

1)	According to the domicile of the borrower's group headquarters.

(2)	INTEREST INCOME AND INTEREST EXPENSE
(Amounts in EUR 1,000)

Interest income	2004	2003
Cash and cash equivalents	77,007	81,353
Placements with credit institutions for more than 6 months	2,557	1,677
Debt securities of more than 6 months	58,531	54,851
Loans outstanding	309,129	331,005
Other interest income	303	454

Total, interest income	447,527	469,341

Interest expense
Short-term amounts owed to credit institutions	6,515	5,498
Long-term amounts owed to credit institutions	2,328	2,339
Debts evidenced by certificates	610,531	653,899
Swap contracts and other interest expenses, net	-342,380	-356,623
Borrowing costs	7,370	8,798

Total, interest expense	284,364	313,912

(3)	COMMISSION INCOME AND FEES RECEIVED
(Amounts in EUR 1,000)

	2004	2003
Commitment fees	1,803	1,997
Loan disbursement fees	1,875	2,114
Guarantee commissions	156	172
Premiums on prepayments of loans	3,995	470
Commissions on lending of securities	169	123

Total, commission income and fees received	7,998	4,876

(4)	NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)

	2004	2003
Debt securities in trading portfolio, realised gains and losses	13,095	7,443
Debt securities in trading portfolio, unrealised gains and losses	7,019	-3,976
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	3,927	5,427
Changes in fair value of non-hedging derivatives,unrealised gains and losses	-2,005	2,794
Repurchase of NIB bonds, other items	752	2,880

Total, net profit on financial operations	22,788	14,569

(5)	GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)

	2004	2003
Personnel costs	14,714	13,845
Pension premiums in accordance withthe Finnish State pension system	2,781	2,786
Other pension premiums	597	678
Office premises costs	1,353	900
Other general administrative expenses	7,501	7,076
Cost coverage, NDF and NEFCO	-938	-879
Cost coverage, rental income and other
administrative income	-643	-991
Total	25,365	23,415

Host country reimbursement according to agreement with the Finnish Government	-3,970	-3,662

Net	21,395	19,753

Average number of employees	148	147

The average age of the staff was 44, and the average period of employment was 9 years.

Compensation for the Board of Directors, the Control Committee, and Senior Management
     Compensation for the Board of Directors and the Control Committee was set by the Nordic Council of Ministers. Compensation for the Bank's senior management was set by the Board of Directors, and is paid in the form of fixed salaries and ordinary fringe benefits.

Compensation for the Chairman of the Board of Directors, the Members of the Board of Directors, the President and CEO and the Control Committee is presented in the table below:

(Amounts in EUR)

	2004	2003
	Compensation/ emolument	Compensation/ emolument

Chairman of the Board of Directors	13,956	12,089
Other Members of the Board of Directors	86,351	78,163
President and CEO	369,831	364,907
Control Committee	21,550	18,792

Senior management is granted staff loans from the Bank at interest rates and on terms and conditions equal to those applicable to other employees. The rates are set with reference to the so-called base rate determined from time to time by the Finnish Ministry of Finance.

The pension benefits for the Bank's senior management follow the same rules applied to the pension benefits for the rest of the permanent staff, with a few exceptions.

Rental agreement
     NIB operates in its own office building in Helsinki. Of the building's total area of 18,500 m², 2,000 m² are rented to other parties. The Bank rents an additional office space of 837 m².

(6) POSSIBLE LOAN LOSSES AND ACTUAL LOAN LOSSES
(Amounts in EUR 1,000)

	2004	2003

Loan losses covered by provisions previously made	–	2,857
Reversals of previous provisions recognised in this year's accounts as actual losses	–	-3,500
Provisions for the year's possible loan losses	702	988
Reversals of previous provisions for possible loan losses	-4,466	-652

Provision for possible loan losses, net	-3,764	-307

See also note 8.

(7) FINANCIAL PLACEMENTS

The debt securities were issued by the following counterparties:
(Amounts in EUR million)

	2004	2003

Governments	519	569
Public institutions	12	52
Other	720	633

Total, debt securities	1,251	1,254

These debt securities are at fixed interest rates.

The distribution of the Bank's debt security portfolios was as follows:
(Amounts in EUR million)

	Book value		Fair value
	2004	2003	2004	2003

Trading portfolio	304	361	304	361
Held-to-maturity portfolio	947	893	1,007	936

Total, debt securities	1,251	1,254	1,311	1,297

(8) LOANS AND GUARANTEES OUTSTANDING

Loans outstanding are recognised net of possible loan losses and actual loan losses.

Loans outstanding were distributed as follows over the Bank's four loan facilities:
(Amounts in EUR million)

	2004	2003

Ordinary Loans
Investment loans in the Nordic countries	8,080	8,219
Regional loans in the Nordic countries	64	87
Investment loans outside the Nordic countries 1)	390	130
Adjustment to hedge accounting	48	45

Total	8,583	8,481

Project Investment Loans (PIL)
Africa	246	247
Asia	632	701
Baltic countries 1)	–	223
Central and Eastern Europe	267	314
Latin America	380	389
Middle East	111	126
Adjustment to hedge accounting	5	6

Total	1,640	2,006

Environmental Investment Loans (MIL)	44	17
Baltic Investment Loans (BIL)	12	18

Total, loans outstanding	10,279	10,522

1) PIL loans to Estonia, Latvia and Lithuania (totalling EUR 232.2 million) were transferred to Ordinary Lending in 2004. Thus, the amounts for 2003 and 2004 in these categories are not comparable.

Loans outstanding at floating interest rates amounted to EUR 9,028 million (9,081), while those at fixed interest rates amounted to EUR 1,199 million (1,391). Guarantees issued under Ordinary Lending amounted to EUR 25.0 million (28.6) on 31 December 2004.

Provisions for loan losses
     A total of EUR 1.0 million (4.8) has been deducted from the Bank's loans outstanding for provisions for possible loan losses. In 2004, this amount was comprised only of provisions for Project Investment Loans (1.8) . The following changes were recognised in the Balance Sheet in respect of provisions for loan losses:

(Amounts in EUR million)

	2004	2003

Provisions on 1 January	4.8	8.4
Provisions made during the year	0.7	1.0
Reversals of previous provisions	-4.5	-1.3
Loan losses covered by provisions previously made	–	-2.9
Exchange rate adjustments	–	-0.4

Provisions on 31 December	1.0	4.8

See also note 6.

The distribution of provisions for possible loan losses was as follows:

(Amounts in EUR million)

	2004	2003

Distribution by lending facility:
Ordinary Loans
Investment loans in the Nordic countries	–-	3.0
Project Investment Loans (PIL)
Asia	–	0.2
Central and Eastern Europe	–	0.2
Latin America	1.0	1.3

Total, provisions	1.0	4.8

As of 31 December 2004, none of the Bank's Ordinary Loans were non-performing (-), i.e., were more than 90 days overdue. As of 31 December 2004, the Bank had EUR 4.4 million (17.8) in non-performing loans under its Project Investment Loan facility. Under the Baltic Investment Loan and Environmental Investment Loan facilities, there were no loans that were non-performing as of 31 December 2004.

As of 31 December 2004, loans agreed but not yet disbursed amounted to the following:
(Amounts in EUR million)

	2004	2003

Loans agreed but not yet disbursed
Ordinary Loans	432	254
Project Investment Loans	632	633
Environmental Investment Loans	84	90

Total, loans agreed but not yet disbursed	1,147	978

The amounts set forth above for loans agreed but not yet disbursed include loans for considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have been finally approved. They therefore cannot be considered as binding commitments for the Bank.

Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

Currency	Ordinary Loans 2004	2003	PIL loans 2004	2003	Total 2004	1)	2003

Nordic currencies	2,835	2,716	2	3	2,837		2,719
EUR	4,461	4,093	238	435	4,751		4,558
USD	1,130	1,517	1,358	1,522	2,492		3,041
Other currencies	108	110	37	40	146		154

Total	8,535	8,436	1,636	2,001	10,226		10,472

Adjustment to hedge accounting	48	45	5	6	53		51

Total, loans outstanding	8,583	8,481	1,64	2,006	10,279		10,522

1) The total amount also includes EUR 44 million (17) in Environmental Investment Loans (MIL) and EUR 12 million (18) in Baltic Investment Loans (BIL).

Sector distribution
(Amounts in EUR million)
Loans outstanding as of 31 December	2004	2004	2003	2003

Manufacturing	4,052	40%	4,317	41%
Energy	2,540	25%	2,494	24%
Transport and communication	1,412	14%	1,526	15%
Trade and services	760	7%	719	7%
Bank and finance 1)	746	7%	682	6%
Regional loans	64	1%	87	1%
Other	652	6%	647	6%
Adjustment to hedge accounting	53	0%	51	0%

Total	10,279	100%	10,522	100%

Loans disbursed	2004	2004	2003	2003

Manufacturing	410	30%	637	34%
Energy	320	24%	491	27%
Transport and communication	245	18%	290	16%
Trade and services	133	10%	183	10%
Bank and finance 1)	91	7%	123	7%
Regional loans	—	0%	—	0%
Other	147	11%	117	6%

Total	1,348	100%	1,841	100%

1) The Bank's financial intermediaries.

Distribution of loans outstanding and guarantees by various types of security

The following table shows loans outstanding, including guarantee commitments, distributed by type of security:
(Amounts in EUR million)

As of 31 December 2004		Amount	Share, in %

Loans to or guaranteed by governments
Loans to or guaranteed by member countries	116
Loans to or guaranteed by other countries	1,368	1,484	14.5
Loans to or guaranteed by local authorities in member countries		300	2.9
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		619	6.0
Loans to or guaranteed by banks		669	6.5
Other loans
Backed by a lien or other security in property	402
With a guarantee from the parent company and other guarantees	1,772
With a negative pledge clause and other covenants	4,986	7,160	69.8
Loans without formal security		18	0.2

Total		10,251	100.0

Adjustment to hedge accounting		53

Total, loans outstanding (including guarantees)		10,304

As of 31 December 2003		Amount	Share, in %

Loans to or guaranteed by governments
Loans to or guaranteed by member countries	189
Loans to or guaranteed by other countries	1,421	1,610	15.3
Loans to or guaranteed by local authorities in member countries		294	2.8
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		628	6.0
Loans to or guaranteed by banks		618	5.9
Other loans
Backed by a lien or other security in property	460
With a guarantee from the parent company and other guarantees	1,855
With a negative pledge clause and other covenants	4,992	7,307	69.6
Loans without formal security		43	0.4

Total		10,500	100.0

Adjustment to hedge accounting		51

Total, loans outstanding (including guarantees)		10,551

The member countries guaranteed Project Investment Loans (PIL) up to the following amounts as of 31 December 2004:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %

Denmark	391,225	21.7
Finland	357,094	19.8
Iceland	16,139	0.9
Norway	340,991	19.0
Sweden	694,551	38.6

Total	1,800,000	100.0

The member countries guaranteed Environmental Investment Loans (MIL) up to the following amounts as 31 December 2004:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %

Denmark	72,600	24.2
Finland	53,200	17.7
Iceland	3,300	1.1
Norway	63,500	21.2
Sweden	107,400	35.8

Total	300,000	100.0

The member countries guaranteed Baltic Investment Loans (BIL) up to the following amounts as of 31 December 2004:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %

Denmark	13,380	22.3
Finland	11,700	19.5
Iceland	630	1.0
Norway	11,340	18.9
Sweden	22,950	38.3

Total	60,000	100.0

From 1 January 2005 the member countries' relative shares in the PIL and MIL guarantee amounts changed as a result of Estonia's, Latvia's and Lithuania's membership in the Bank.

(9)	INTANGIBLE AND TANGIBLE ASSETS

The Bank's intangible assets amounted to EUR 5.9 million (2.6) .

As of 31 December 2004, the historical cost for buildings and land was recognised in the Balance Sheet, net of depreciation on the buildings in accordance with the depreciation plan, at EUR 29.6 million (30.3) . Shares providing ownership rights in connection with employee housing accommodation and other shares and holdings have a balance sheet value of EUR 1.1 million (1.1) .

The value of office equipment and other tangible assets is recognised at EUR 5.3 million (3.2) .

(10)	DEPRECIATIONS AND WRITE-DOWNS
(Amounts in EUR 1,000)
	2004	2003

Intangible assets	811	761
Tangible assets
Buildings	670	670
Office equipment	1,399	1,169

Total	2,880	2,600

(11)	OTHER ASSETS
(Amounts in EUR million)

Derivatives are included in Other assets.

	2004	2003

Floating interest rates, nominal amount	6,824	6,511
Fixed interest rates, nominal amount	10,539	11,032

Total, nominal amount	17,363	17,543

Netting of nominal amount per derivative	–16,724	–16,987
Derivative receivables, net 1)	639	556
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	569	831
Derivative instruments	1,208	1,387
Other	3	5

Total	1,212	1,393

1) Includes capitalised swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Thus, swap contracts with a positive net fair value are recognised in the Balance Sheet under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

(12)	OUTSTANDING DEBTS EVIDENCED BY CERTIFICATES AND SWAPS

At year-end, the Bank's borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

Currency			Swap contracts payable/receivable
	Borrowing				Net currency

	2004	2003	2004	2003	2004	2003

Nordic currencies	1,031	1,246	1,842	1,544	2,873	2,790
EUR	830	928	5,618	5,112	6,448	6,040
USD	4,500	3,695	–1,391	130	3,108	3,825
JPY	1,560	1,839	–1,522	–1,796	38	43
GBP	1,827	2,379	–1,810	–2,364	17	15
HKD	450	535	–450	–535	—	-—
Other currencies	1,571	1,584	–1,526	–1,541	45	43

Total	11,769	12,205	762	550	12,530	12,755

Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	586	882	-548	-844	38	37
Swap fees	—	—	143	174	143	174

Total, borrowing outstanding	12,355	13,087	357	–121	12,711	12,966

The table set forth above includes 237 (249) borrowing transactions in the equivalent amount of EUR 8,116 million (8,934) entered into under the Bank's euro medium-term note programme, 4 (4) borrowing transactions in the equivalent amount of EUR 177 million (176) under the Bank's Swedish medium-term note programme, and 3 (2) borrowing transactions in the equivalent amount of EUR 2,202 million (1,584) under the Bank's US medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.

Of debt securities issued, the amount of EUR 1,556 million (1,571) is at floating interest rates, while EUR 9,998 million (10,375) is at fixed interest rates. Other borrowing transactions, amounting to EUR 215 million (259), are at fixed interest rates. As of 31 December 2004, the Bank had entered into agreements for future borrowings of EUR 85.4 million (20.0) in the form of 2 (2) borrowing transactions in USD and JPY having an average maturity of 21.2 years (25.0) .

(13)	OTHER LIABILITIES
(Amounts in EUR million)

Derivatives are included in Other liabilities.	2004	2003

Floating interest rates, nominal amount	16,919	16,740
Fixed interest rates, nominal amount	1,207	1,352

Total, nominal amount	18,126	18,092
Netting of nominal amount per derivative	–16,582	–16,812

Derivative payables, net 1)	1,544	1,280
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	21	–13
Derivative instruments	1,565	1,267

Other	4	15

Total	1,569	1,282

1)	Includes capitalised swap fees.

Derivatives are carried at fair value in the Balance Sheet net per contract. Thus, swap contracts with a positive net fair value are recognised in the Balance Sheet under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

(14)	AUTHORISED CAPITAL—PAID-IN CAPITAL

The member countries have subscribed to the following amounts of the Bank's authorised capital:
(Amounts in EUR million)

Member country	2004	Share, in %

Denmark	881.1	22.0
Finland	765.8	19.2
Iceland	38.6	1.0
Norway	793.1	19.8
Sweden	1,521.4	38.0

Total	4,000.0	100.0

The member countries' portions of paid-in capital are as follows:
(Amounts in EUR million)

Member country	2004	Share, in %

Denmark	89.2	22.1
Finland	74.4	18.4
Iceland	3.9	1.0
Norway	77.1	19.1
Sweden	159.5	39.5

Total	404.3	100.0

Due to the fact that Estonia, Latvia and Lithuania became members of the Bank on 1 January 2005, the Bank's authorised capital increased to EUR 4,142 million as of 1 January 2005 and the paid-in portion of the authorised capital will increase to EUR 418.6 million.

(15)	STATUTORY RESERVE AND CREDIT RISK FUNDS

At the end of 2004, the Statutory Reserve amounted to EUR 645.0 million, or 16.1% of the Bank's authorised capital of EUR 4,000.0 million. No appropriations were made to the Statutory Reserve from the profits of the financial year 2003.

The General Credit Risk Fund recognised in “Equity” is built up by means of allocations from prior years' profits. This fund is established to cover unidentified, exceptional credit losses. The General Credit Risk Fund and the Statutory Reserve together constitute the Bank's general reserves. The General Credit Risk Fund amounted to EUR 357.0 million in 2004. The Board of Directors is proposing that EUR 67.4 million be allocated to this fund from the year's profits.

In accordance with its Statutes, the Bank has a Special Credit Risk Fund for the Project Investment Loan facility. This fund is primarily designed to cover the Bank's own risk in respect of this lending facility. In 2004, the fund amounted to EUR 188.2 million. The adjusted guidelines for calling the member countries' guarantees entered into force on 1 July 2004. Under these guidelines, the Bank assumes 100% of any losses under individual PIL loans, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only after this fund has been fully used, can the Board of Directors call the member countries' guarantees. The Board of Directors decided in 2003 to propose that significant annual allocations be made to the Special Credit Risk Fund for PIL. In line with this, the Board of Directors is proposing that EUR 50.0 million be allocated to this fund from 2004 profits.

In addition, the Bank has established a EUR 4.3 million fund in “Equity” for the HIPC programme (Debt Initiative for Heavily Indebted Poor Countries).

Taken together, these credit risk funds amounted to EUR 549.5 million on 31 December 2004.

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of 1 January 2005, agreed to pay to the Bank's reserves altogether the amount of EUR 42.7 million in the same proportion as their share of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual instalments in accordance with individual payment agreements during the period from 31 March 2008 to 30 September 2012.
(16)	COLLATERAL AND COMMITMENTS
(Amounts in EUR million)

	2004	2003

Guarantees issued (note 8)	25	29
Loans agreed but not yet disbursed (note 8)	1,147	978
Borrowing commitments	32	20
Subscription to shares in the European Investment Fund, unpaid portion	4	4

Collateral with respect to derivatives exposure
Collateral received 1)	223	162
Collateral given 2)	313	255

1)	Fair value.
2)	Book value.

(17)	FAIR VALUE OF FINANCIAL INSTRUMENTS
(Amounts in EUR million)

			2004			2003
			Fair			Fair
			value			value
			—			—
	Carrying	Fair	Carrying	Carrying	Fair	Carrying
	amount	value	amount	amount	value	amount

Assets
Cash and cash equivalents	3,198	3,198	—	2,997	2,997	—
Placements with credit institutions	90	90	—	124	124	—
Debt securities	1,251	1,311	60	1,254	1,297	43
Other financial placements	7	7	—	8	8	—
Loans outstanding	10,279	10,281	2	10,522	10,526	4
Derivatives, net	1,208	1,208	—	1,387	1,387	—

			62			47
Liabilities
Short-term amounts owed to credit institutions	322	322	—	252	252	—
Long-term amounts owed to credit institutions	94	94	—	114	114	—
Debt securities issued	12,132	12,135	3	12,822	12,826	4
Other debt	222	222	—	264	264	—
Derivatives, net	1,565	1,565	—	1,267	1,267	—

			3			4
Net			59			43

(18) MATURITY PROFILE
(Amounts in EUR million)

The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of prepayments is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recognised in the “Undefined” column. See also notes 11 and 13.

					More
	0-6	6-12	1-5	5-10	than 10
	months	months	years	years	years	Undefined	Total

Assets
Cash and cash equivalents	516	5	1,853	421	400	4	3,198
Financial placements
Placements with credit institutions	48	41	—	—	—	—	90
Debt securities	108	—	581	401	151	11	1,251
Other	—	—	—	—	—	7	7

	156	41	581	401	151	17	1,348
Lending
Loans outstanding	293	374	4,777	4,023	759	53	10,279
Intangible assets	—	—	—	—	—	6	6
Tangible assets	—	—	—	—	—	36	36
Other assets
Derivatives
Receivables 1)	577	220	3,893	1,178	1,080	569	7,517
Payables	–483	–198	–3,695	–1,133	–800	—	–6,309

	94	21	198	46	280	569	1,208
Other assets	—	—	—	—	—	3	3
Accrued interest and fees receivable	—	—	—	—	—	284	284

Total assets

	1,060	442	7,409	4,890	1,590	972	16,363

					More
	0-6	6-12	1-5	5-10	than 10
	months	months	years	years	years	Undefined	Total

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	322	—	—	—	—	—	322
Long-term	48	46	—	—	—	—	94

	371	46	—	—	—	—	417
Debts evidenced by certificates	861	314	7,362	1,709	1,523	586	12,355
Other liabilities
Derivatives
Receivables	–338	–147	–7,413	–1,439	–935	21	–10,251
Payables	391	185	8,394	1,666	1,181	—	11,816

	53	38	981	226	246	21	1,565
Other liabilities	—	—	—	—	—	4	4
Accrued interest and fees	—	—	—	—	—	241	241
payable

Total liabilities	1,285	399	8,343	1,935	1,768	852	14,582

Equity	—	—	—	—	—	1,781	1,781

Total liabilities and equity	1,285	399	8,343	1,935	1,768	2,633	16,363

Net during the period	–225	43	–934	2,955	–178	–1,660	—
Cumulative net during the period	–225	–183	–1,116	1,839	1,660	—	—

1) Including swap fees.

(19) AVERAGE BALANCE SHEET
(Amounts in EUR million)
	2004	2003

Assets
Cash and cash equivalents	3,621	3,578
Financial placements
Placements with credit institutions	128	123
Debt securities	1,227	1,101
Other	8	2

	1,362	1,226
Lending
Loans outstanding	10,414	10,197
Intangible assets	4	2
Tangible assets	35	34
Other assets
Derivatives	1,344	1,202
Other assets	5	13

	1,349	1,215

Accrued interest and fees receivable	325	341

Total assets	17,111	16,594

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	296	280
Long-term amounts owed to credit institutions	126	121

	422	401
Debts evidenced by certificates
Debt securities issued	13,245	13,145
Other debt	242	269

	13,487	13,413
Other liabilities
Derivatives	1,205	877
Other liabilities	6	6

	1,211	883

Accrued interest and fees payable	283	301

Total liabilities	15,404	14,999

Equity	1,707	1,594

Total liabilities and equity	17,111	16,594

The average Balance Sheet is calculated on a monthly basis.

(20) CASH FLOW STATEMENT
(Amounts in EUR 1,000)

	2004	2003

Profit for the year	172,367	151,334
Amortisation of issuing charges	7,370	8,798
Market value adjustment, trading portfolio	–5,039	6,364
Depreciation and write-down in value of tangible and intangible assets	2,880	2,600
Change in accrued interest and fees (assets)	35,041	23,805
Change in accrued interest and fees (liabilities)	–28,848	–32,219
Provision for possible loan losses	–3,764	–307
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	–1,921	–8,221
Other adjustments to the year's profit	–245	57

Cash flow from operating activities	177,841	152,211

Specification of the change in cash and cash equivalents on 31 December:
(Amounts in EUR 1,000)

	2004	2003

Cash and balances with banks	12,706	10,430
Short-term placements with credit institutions	505,724	575,337
Liquid debt securities at floating interest rates	2,679,922	2,410,902

Cash and cash equivalents	3,198,351	2,996,669

Short-term amounts owed to credit institutions	–322,378	–252,373

Net liquidity	2,875,973	2,744,295

Change in net liquidity	131,678	–202,262

(21) EXCHANGE RATES

		EUR rate on		EUR rate on
		31 Dec 2004		31 Dec 2003

DKK	Danish Krone	7.4388		7.4450
ISK	Icelandic Króna	83.6		89.46
NOK	Norwegian Krone	8.2365		8.4141
SEK	Swedish Krona	9.0206		9.0800
AUD	Australian Dollar	1.7459		1.6802
CAD	Canadian Dollar	1.6416		1.6234
CHF	Swiss Franc	1.5429		1.5579
CZK	Czech Koruna	30.464		32.410
EEK	Estonian Kroon	15.6466	*	15.6466	*
GBP	Pound Sterling	0.70505		0.7048
HKD	Hong Kong Dollar	10.5881		9.8049
JPY	Japanese Yen	139.65		135.05
LVL	Latvian Lats	0.6979		0.6725
NZD	New Zealand Dollar	1.8871		1.9244
PLN	Polish Zloty	4.0845		4.7019
SDR	Special Drawing Right	0.88	**	0.84823	***
SGD	Singapore Dollar	2.2262		2.1450
SKK	Slovak Koruna	38.745		41.170
TWD	New Taiwan Dollar	43.34202	**	42.82379	***
USD	United States Dollar	1.3621		1.2630
ZAR	South African Rand	7.6897		8.3276

*	Fixed exchange rate in Currency Board arrangement with regard to the euro.

**	The exchange rate is calculated by using the market rate for USD/relevant currency, as of 30 December 2004, which then provides the EUR/relevant currency rate.
***	The exchange rate is calculated by using the market rate for USD/relevant currency, as of 31 December 2003, which then provides the EUR/relevant currency rate.

AUDITORS' REPORTS

To the Control Committee of the Nordic Investment Bank

In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the Financial Statements, the accounting records and the administration of the Bank for the year 2004. The Board of Directors and the President are responsible for the accounting documents as well as the administration. Based on our audit, it is our responsibility to express an opinion on the Financial Statements and the administration of the Bank.

Our audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates as well as evaluation of the overall financial statement presentation. Our audit also included a review of whether the Board of Directors' and the President's administration have complied with the Statutes of the Bank. We believe that our audit provides a reasonable basis for our opinions below.

In our opinion, the Financial Statements give a true and fair view of the financial position of the Nordic Investment Bank as at 31 December 2004 and of the results of its operations and its cash flows in 2004 in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.

Helsinki, 4 March 2005

Kristian Hallbäck
Authorised Public Accountant
Ernst & Young, Helsinki

Torbjörn Hanson
Authorised Public Accountant
Ernst & Young, Stockholm

To the Nordic Council of Ministers

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank

In accordance with section 13 of the Statutes of the Nordic Investment Bank, we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank's accounts. After having completed our assignment for the year 2004, we hereby submit the following report.

The Control Committee met during the fiscal year, as well as after the Bank's Financial Statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 4 March 2005. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank's position in regard to its risks. We have also received the Auditors' Report, submitted on 4 March 2005 by the authorised public accountants appointed by the Control Committee.

Following our audit, we note that:

•	The Bank's operations during the financial year have been conducted in accordance with the Statutes, and that

•	The Financial Statements give a true and fair view of the financial position of the Bank as at 31 December 2004 and of its results and financing in 2004. The Profit and Loss Account shows a profit of EUR 172,366,696.29 for the financial period.

We recommend to the Nordic Council of Ministers that:

•	The appropriation of the Bank's profits for the financial period, as proposed by the Board of Directors, be approved;
•	The Profit and Loss Account and the Balance Sheet be adopted;
•	The proposal by the Board of Directors regarding distribution of dividends to the Bank's owners be approved; and
•	The Board of Directors and the President be discharged from liability for the administration of the Bank's operations during the accounting period examined by us.

Helsinki, 4 March 2005

Guðmundur Snorrason
Olavi Ala-Nissilä
Jónína Bjartmarz
Bill Fransson
Trond Helleland
Per Kaalund
Riitta Prusti
Gitte Seeberg
Tuve Skånberg
Anders Talleraas